UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lodgenet Entertainment Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

April 4, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 54021119

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,050,000 shares of Common Stock(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,050,000 shares of Common Stock(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,000 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%(2)

12.	Type of Reporting Person (See Instructions) HC, CO

(1)             The number of shares of the Issuer beneficially owned by the Reporting Person are held of record by Liberty Satellite & Technology, Inc. (“LSAT”), which is an indirect wholly owned subsidiary of the Reporting Person, and are subject to certain restrictions set forth in the Stockholders Agreement dated as of December 13, 2006, by and among the Issuer, the Reporting Person and LSAT.

(2)             Calculated based on 22,317,294 shares of Common Stock of the Issuer issued and outstanding as of April 4, 2007, according to information provided to the Reporting Person by the Issuer.

EXPLANATORY NOTE

The Reporting Person has previously filed a Schedule 13D, dated April 13, 2007, with respect to the Shares of the Issuer reported above. The Reporting Person is eligible to file a short-form statement on Schedule 13G pursuant to
Rule 13d-1(c) with respect to such Shares, and through the filing of this Schedule 13G has determined to change its reporting form from Schedule 13D to Schedule 13G.

Item 1.
	(a)	Name of Issuer Lodgenet Entertainment Company
	(b)	Address of Issuer’s Principal Executive Offices 3900 West Innovation Street Sioux Falls, South Dakota 57107

Item 2.
	(a)	Name of Person Filing Liberty Media Corporation
	(b)	Address of Principal Business Office or, if none, Residence 12300 Liberty Boulevard Englewood, Colorado 80112
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 540211109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,050,000 shares
(b) Percent of class: 9.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,050,000 shares
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 2,050,000 shares
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2007
Date
/s/ Charles Y. Tanabe
Signature
Charles Y. Tanabe/Executive Vice President
Name/Title

EXHIBIT 1

The number of shares of the Issuer beneficially owned by the Reporting Person are held of record by Liberty Satellite & Technology, Inc., which is an indirect wholly owned subsidiary of the Reporting Person.